                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                            Tele-Communications, Inc.
           --------------------------------------------------------
                                (NAME OF ISSUER)

1. Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock")
2. Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock")
3. Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock")
4. Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share ("Series B Liberty Media Group Common Stock")
5. Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock")
6. Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share ("Series B Ventures Group Common Stock")
           --------------------------------------------------------
                          (TITLE OF CLASS OF SECURITIES)

1.  Series A TCI Group Common Stock:                            87924V101
2.  Series B TCI Group Common Stock:                            87924V200
3.  Series A Liberty Media Group Common Stock:                  87924V507
4.  Series B Liberty Media Group Common Stock:                  87924V606
5.  Series A Ventures Group Common Stock:                       87924V887
6.  Series B Ventures Group Common Stock:                       87924V879
           --------------------------------------------------------
                                 (CUSIP NUMBER)

                              Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
           --------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                December 16, 1998
           --------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                    CUSIP Nos.

    Series A TCI Group Common Stock:                            87924V101
    Series B TCI Group Common Stock:                            87924V200
    Series A Liberty Media Group Common Stock:                  87924V507
    Series B Liberty Media Group Common Stock:                  87924V606
    Series A Ventures Group Common Stock:                       87924V887
    Series B Ventures Group Common Stock:                       87924V879
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons I.R.S. Identification Nos. of Above
     Persons (entities only)

     Estate of Betsy Magness
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group (See Instructions)             (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)           N/A

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Colorado
-------------------------------------------------------------------------------
                  (7) Sole Voting  Series A TCI Group Common Stock            0
                       Power       Series B TCI Group Common Stock            0
                                   Series A Liberty Media Group Common Stock  0
                                   Series B Liberty Media Group Common Stock  0
                                   Series A Ventures Group Common Stock       0
                                   Series B Ventures Group Common Stock       0
                  -------------------------------------------------------------
                  (8) Shared       Series A TCI Group Common Stock            0
Number of Shares  Voting Power     Series B TCI Group Common Stock            0
                                   Series A Liberty Media Group Common Stock  0
  Beneficially                     Series B Liberty Media Group Common Stock  0
                                   Series A Ventures Group Common Stock       0
Owned by Each                      Series B Ventures Group Common Stock       0
                  -------------------------------------------------------------
Reporting Person  (9) Sole         Series A TCI Group Common Stock            0
                  Dispositive      Series B TCI Group Common Stock            0
    With            Power          Series A Liberty Media Group Common Stock  0
                                   Series B Liberty Media Group Common Stock  0
                                   Series A Ventures Group Common Stock       0
                                   Series B Ventures Group Common Stock       0
                  -------------------------------------------------------------
                  (10) Shared      Series A TCI Group Common Stock            0
                  Dispositive      Series B TCI Group Common Stock            0
                    Power          Series A Liberty Media Group Common Stock  0
                                   Series B Liberty Media Group Common Stock  0
                                   Series A Ventures Group Common Stock       0
                                   Series B Ventures Group Common Stock       0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                   Series A TCI Group Common Stock            0
                                   Series B TCI Group Common Stock            0
                                   Series A Liberty Media Group Common Stock  0
                                   Series B Liberty Media Group Common Stock  0
                                   Series A Ventures Group Common Stock       0
                                   Series B Ventures Group Common Stock       0
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)                                                                / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
        0% of Series A TCI Group Common Stock
        0% of Series B TCI Group Common Stock
        0% of Series A Liberty Media Group Common Stock
        0% of Series B Liberty Media Group Common Stock
        0% of Series A Ventures Group Common Stock
        0% of Series B Ventures Group Common Stock
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) 00

-------------------------------------------------------------------------------

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ITEM 1.  SECURITY AND ISSUER

    Kim Magness, as the personal representative of the Estate of Betsy Magness (the "Betsy Magness Estate"), hereby amends and supplements the statement on
Schedule 13D (the "Statement") with respect to the following shares of stock of Tele-Communications, Inc. (the "Company") beneficially owned by the Betsy Magness Estate:

1. Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock");

2. Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock");

3. Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock");

4. Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share ("Series B Liberty Media Group Common Stock");

5. Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock"); and

6. Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share ("Series B Ventures Group Common Stock").

    The issuer of the Series A TCI Group Common Stock, the Series B TCI Group Common Stock, the Series A Liberty Media Group Common Stock, the Series B Liberty Media Group Common Stock, the Series A Ventures Group Common Stock and the Series B Ventures Group Common Stock (collectively, the "Company Securities") is Tele-Communications, Inc. (the "Company") whose principal executive offices are located at Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Item 3 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

    On December 16, 1998, the Betsy Magness Estate distributed, pursuant to the Last Will and Testament of Betsy Magness, a 50% membership interest in Magness Securities, LLC ("Magness LLC") to each of Kim Magness and Gary Magness, as the beneficiaries entitled thereto. Magness LLC directly holds 5,539,818 shares of Series B TCI Group Common Stock, 2,374,156 shares of Series A Liberty Media Group Common Stock, 2,379,829 shares of Series B Liberty Media Group Common Stock and 5,823,452 shares of Series B Ventures Group Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

    Item 4 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

    On December 16, 1998, the Betsy Magness Estate distributed, pursuant to the Last Will and Testament of Betsy Magness, a 50% membership interest in Magness LLC to each of Kim Magness and Gary Magness, as the beneficiaries entitled thereto. The Betsy Magness Estate does not hold any shares of Series A TCI Group Common Stock, Series B TCI Group Common Stock, Series A Liberty Media Group Common Stock, Series B Liberty Media Group Common Stock, Series A Ventures Group Common Stock or Series B Ventures Group Common Stock as to which there is sole or shared power to vote or dispose of shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    Item 5 of the Statement hereby is deleted in its entirety and replaced with the following:

    (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:

                                               Amount of            Percent of          Total
Title of Class                             Beneficial Ownership        Class         Voting Power
--------------                             --------------------        -----         ------------
                                                                                          0%
Series A TCI Group Common Stock                    0(1)                 0%

Series B TCI Group Common Stock                    0(1)                 0%

Series A Liberty Media Group Common Stock          0(1)                 0%

Series B Liberty Media Group Common Stock          0(1)                 0%

Series A Ventures Group Common Stock               0(1)                 0%

Series B Ventures Group Common Stock               0(1)                 0%


(1) On December 16, 1998, the Betsy Magness Estate distributed, pursuant to the Last Will and Testament of Betsy Magness, a 50% membership interest in Magness LLC to each of Kim Magness and Gary Magness, as the beneficiaries entitled thereto. The Betsy Magness Estate does not hold any shares of Series A TCI Group Common Stock, Series B TCI Group Common Stock,
     Series A Liberty Media Group Common Stock, Series B Liberty Media Group Common Stock, Series A Ventures Group Common Stock or Series B Ventures Group Common Stock.

    (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power to vote or dispose of the shares:

                                                             Shared
Class of Security                            Sole Power      Power
-----------------                            ----------      ------
Series A TCI Group Common Stock                    0           0
Series B TCI Group Common Stock                    0           0
Series A Liberty Media Group Common Stock          0           0
Series B Liberty Media Group Common Stock          0           0
Series A Ventures Group Common Stock               0           0
Series B Ventures Group Common Stock               0           0


    (c) The transactions described in Item 4 are the only transactions effected during the last sixty days by the person named in
         Item 5(a) above.

    (d) No person is known by the filing person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Securities identified in this Item 5.

    (e) The date on which the Betsy Magness Estate ceased to be the beneficial owner of more than five percent of the Company Securities was December 16, 1998.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 13, 1999

ESTATE OF BETSY MAGNESS

/s/ Kim Magness
-----------------------------
By: Kim Magness, as Personal Representative